

July 11, 2014

Via E-mail
Mr. David C. Dvorak
President and Chief Executive Officer
Zimmer Holdings, Inc.
345 East Main Street
Warsaw, IN 46580

> **Re: Zimmer Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 1-16407**

Dear Mr. Dvorak:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Liquidity and Capital Resources, page 24

1.   You have disclosed the changes in days of sales outstanding and inventory to be normal fluctuations. Please explain in future filings the underlying basis for the total days of sales outstanding and inventory you hold to provide an understanding of your financial position. Refer to Item 303(a) of Regulation S-K.

Critical Accounting Estimates, page 27

Goodwill and Intangible Assets, page 27

2.   We note from page 48 that two of your reporting units' fair values did not substantially exceed their carrying values. For each reporting unit with a fair value that did not substantially exceed its carrying value, please disclose in future filings:

*   the percentage by which fair value exceeded carrying value as of the date of the most recent test;
*   the amount of goodwill allocated to the reporting unit;
*   a description of the key assumptions used and how the key assumptions were determined;
*   a discussion of the degree of uncertainty associated with the key assumptions; and
*   a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Notes to Consolidated Financial Statements, page 39

Note 2 – Significant Accounting Policies, page 39

Special Items, page 40

3.   With regard to the "adjustments" referred to for certain litigation matters, please explain:

*   what this item represents;
*   how such amounts are determined;
*   the amount and impact of such adjustments in the periods reported; and
*   the accounting standard(s) relied upon in recognizing these amounts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief